UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

 THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013
Commission File Number 333-153454

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/Alejandro Porras
Name:	Alejandro Porras
Title:	Acting Chief Financial Officer

Date: August 30, 2013

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RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) recent results should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 29, 2013 (which we refer to as the “Form 20-F”) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our unaudited unconsolidated interim financial statements as of June 30, 2013 and December 31, 2012 and for the six-month periods ended June 30, 2013 and 2012, as filed with the SEC on Form 6-K on August 30, 2013 (which we refer to as the “unaudited unconsolidated interim financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Our unaudited unconsolidated interim financial statements have been prepared in accordance with Colombian Government Entity GAAP, which differs in certain material respects from U.S. GAAP. See Note 35 to our consolidated financial statements included in our Form 20-F for a description of the principal differences between Colombian Government Entity GAAP and U.S. GAAP as applied to our annual audited consolidated financial statements.

Overview

Ecopetrol’s financial results for the first half of 2013 reflect higher production of heavy crude oil, lower international prices of hydrocarbons and an expected increase in costs. Ecopetrol’s net income for the six-month period ended June 30, 2013 was COP6.7 trillion. Average production (Ecopetrol, including interests in affiliates and subsidiaries) was 785.1 mboed, which means an increase of 4.3% compared to the first half of 2012.

In recent years, the international price of crude oil has been fluctuating within a wide lateral range. In line with this behavior, the 2013 year-to-date price has not been the exception. At the beginning of the year, the Brent crude price range was USD100 - USD125 per barrel. In February 2013, it reached USD118 per barrel before a significant decline during the month of April, attributable primarily to a particularly high maintenance season for global refineries (usually performed in the spring). This price decrease in April may have been the floor, from which a seasonal recovery of demand during the summer months in the northern hemisphere has pushed prices towards the middle part of the range drawn for 2013 (USD100 - USD125 per barrel).

Even though the global economy continues to be in a period of low growth, there have been signs of recovery which may be driving toward economic expansion. In the United States, indicators of the labor market and housing sector have shown improvements, and there is already speculation about the proximity of the cuts in the monetary stimulus given so far by the Federal Reserve. Additionally, interest rates have begun to move up from their lows. On the other hand, without inflationary pressure, China, the world’s second largest oil consumer, has the flexibility to encourage the balanced growth it has been seeking, amid mixed signals of industrial activity indicators, which undoubtedly have had an impact on price volatility.

In the midst of an external environment characterized by weak global demand and a drop in the prices of commodities, among others, the Colombian economy had a moderate slowdown, registering an economic growth rate of 2.8% in the first quarter of 2013 compared to 3.1% during the first quarter of 2012. Despite that, new economic activity information and projections suggest that second quarter growth will surpass the 2.8% growth rate observed in the first quarter of 2013. In terms of prices, inflation in the first half remained low at 2.16% and expectations remain that the Nation will be able to meet its long-term goal of 3.0% given by the Colombian Central Bank.

Results of operations for the six-month period ended June 30, 2013 compared to the six-month period ended June 30, 2012.

The following table sets forth components of our unconsolidated income statement for the six-month periods ended June 30, 2013 and 2012.

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	For the six-month period ended June 30,		2013/2012 % change
	2013	2012
	(unconsolidated, unaudited) (Pesos in millions)
Revenues
Total Revenue	30,094,516	30,241,434	(0.5)%

Cost of Sales	18,159,318	16,274,648	11.6%
Gross Profit	11,935,198	13,966,786	(14.5)%

Operating Expenses	1,882,817	1,886,632	(0.2)%
Operating Income	10,052,381	12,080,154	(16.8)%

Non-operating income (expenses)	375,777	(134,710)	(379.0)%
Income before income tax	10,428,158	11,945,444	(12.7)%

Income tax:	3,678,669	3,926,913	(6.3)%

Net Income	6,749,489	8,018,531	(15.8)%

Total Revenues

In the six-month period ended June 30, 2013, total revenues decreased by 0.5% as compared to the same period in 2012, mainly due to lower average crude prices, which decreased by USD7.60 per barrel, despite an increase of 32.8 kbepd (thousand of barrels of oil equivalent per day) in total volume sold. See “Item 5. Operating and Financial Review and Prospects” in our Form 20-F.

The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the six-month periods ended June 30, 2013 and 2012.

	For the six-month period ended June 30,		2013/2012 % Change
	2013	2012
Crude oil:
Local sales (kbepd)	29.6	9.3	218.3%
Foreign sales (kbepd)	529.7	519.0	2.1%
Average price per local barrel (USD/bl)	57.3	69.7	(17.8)%
Average price per export barrel (USD/bl)	99.7	105.7	(5.7)%

Natural gas:
Local sales (kbepd)	62.0	60.5	2.5%
Foreign sales (kbped))	26.5	32.0	(17.2)%
Average local price (USD/bl)	24.3	22.8	6.6%
Average export price (USD/bl)	33.4	33.8	(1.2)%

Refined products (including petrochemicals and industrial products):
Product local sales (kbepd)	211.2	210.0	0.6%
Foreign sales (kbepd)	60.4	55.8	8.2%
Average local price per barrel (USD/bl)	109.8	112.0	(2.0)%
Average export price per barrel (USD/bl)	90.6	100.2	(9.6)%

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Production segment sales

Crude oil

Local sales. Local sales of crude oil increased by 218% in the six-month period ended June 30, 2013 as compared to the same period in 2012 as a result of higher volumes sold in the local market triggered by lower foreign sales due to pipeline transport restrictions which resulted in diminished capacity available.

Foreign sales. In the six-month period ended June 30, 2013 as compared to the same period in 2012, our volume foreign sales of crude oil, including Free Trade Zone sales, increased by 2.1% due to both an increase in production and inventory turnover.

Natural gas

Local sales. Local sales of natural gas increased by 2.5% in the six-month period ended June 30, 2013 as compared to the same period in 2012, primarily due to an increase in the customer base, particularly within the thermal and industrial sectors, despite a decrease in volumes available from royalties, which resulted from a decrease in the natural gas we purchase from the Agencia Nacional de Hidrocarburos (ANH) and sell to third parties as per Decree 2100 of 2011. As a consequence of such Decree, as of July 2012, we signed a mandate agreement with the ANH to sell natural gas paid as royalties on its behalf but without taking possession of them.

Foreign sales. In the six-month period ended June 30, 2013 as compared to the same period in 2012, foreign sales of natural gas, including Free Trade Zone sales, decreased by 17.2%, primarily due to lower availability of natural gas for foreign sales from the Guajira field, which, in turn, was due to higher local gas demand and consumption from local thermal power generators.

Cost and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the six-month periods ended June 30, 2013 and 2012.

	For the six-month period ended June 30,		2013/2012 % change
	2013	2012
	(unconsolidated, unaudited) (Pesos in millions)
Variable cost of sales	14,070,012	12,861,106	9.4%
Fixed cost of sales	4,089,306	3,413,542	19.8%

Total Cost of sales	18,159,318	16,274,648	11.6%

Operating expenses	1,882,817	1,886,632	(0.2)%

Operating income	10,052,381	12,080,154	(16.8)%

Cost of sales

Our total cost of sales is comprised by fixed cost of sales and variable cost of sales.

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Our fixed cost of sales includes, among others, contracted services, labor costs, maintenance, taxes and depreciation.  Our fixed cost of sales increased by 19.8% in the six-month period ended June 30, 2013 as compared to the same period in 2012, mainly due to an increase in the cost of our contracted services in association, in line with the increase in our production.

Our variable cost of sales includes, among others, purchases of hydrocarbons from the ANH, purchases of crude oil from business partners, imported products, Hydrocarbon Transportation Services and inventories. Our variable cost of sales increased by 9.4% in the six-month period ended June 30, 2013 as compared to the same period in 2012, and it represented 77% of our total cost of sales in the six-month period June 30, 2013 compared to 79% of our total cost of sales in the same period in 2012.

Our total cost of sales increased by 11.6% in the six-month period ended June 30, 2013 as compared to the same period in 2012, as a result of the following factors:

•	The increase in our variable cost of sales was mainly due to:

o	An increase of COP969,553 million in hydrocarbon transportation services primarily due to:

▪	(i) the new profit center model with higher tariffs set forth by the Ministry of Mines and Energy applicable to the Ocensa and ODC pipelines since February 1, 2013 (prior to that time Oleoducto Central S.A. (Ocensa) and Oleoducto de Colombia (ODC), the respective owners of these pipelines, had a cost center model by which the transport rate charged only covered operating and maintenance costs);

▪	(ii) the transfer of our transport assets to and the commencement of operations of Cenit Transporte y Logística de Hidrocaburos S.A.S. (“Cenit”) on April 1, 2013, which consequently led to higher transportation costs since Cenit began charging us for transportation services; and

▪	(iii) greater use of tanker trucks to transport diluent and crude oil.

With respect to (i) and (ii) above, although, as a result of this new profit center model, we began paying transport tariffs on our main oil pipelines, these higher transport costs are expected to be offset in the future both by the higher earnings to be generated by our subsidiary Cenit and the revenues we will receive from the operation and maintenance contract we signed with Cenit.

o	An increase of COP855,098 million in our use of inventories of crude oil and products due to higher volumes sold.

o	An increase of COP181,299 million in amortization and depletion of fields driven by higher production and capitalizations especially in the Rubiales, Quifa and Chichimene fields.

•	The increase in our fixed cost of sales is mainly due to:

o	An increase of COP202,721 million in our contracted services in association contracts as a result of increased subsoil activity, water disposal and an increase in BSW (basic sediments and water) principally at the Rubiales and Quifa fields. Contracted services in association are pro rata expenses for our joint ventures.

o	An increase of COP113,072 million due to the ongoing maintenance program for the reliability of transport infrastructure, which will run through 2016, and adequate pumping systems for the Chichimene and Castilla fields. For the first half of year 2013, fixed maintenance costs for the repair and recovery of production after attacks on transportation infrastructure amounted to nearly COP46,000 million.

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o	An increase of COP87,994 million in our labor costs, which increased as a result of an 8% rise in headcount.

o	An increase of COP71,956 million in our contracted services, particularly in the areas of leasing, professional, technological and surveillance services.

o	An increase of COP132,413 million in our tax costs resulting from the recent tax reform by which gasoline and diesel, previously taxed, are now exempt from value added tax (VAT). As a result, the VAT paid in the production of those fuels is non-deductible starting in 2013 and accounted for as a higher cost.

•	The increase in our total cost of sales was partially offset by:

o	A decrease of 14% in our purchased volumes of crude oil and natural gas, primarily reflecting: (i) a decrease in natural gas royalties due to the implementation of the July 2012 mandate agreement with the ANH to sell royalties on its behalf without taking possession of them; and (ii) a decrease in crude oil volumes purchased in Colombia due to restrictions on our capacity in Ocensa’s pipeline starting in March 2013.

o	The effect of lower average purchase prices which were USD5.0/bl lower in the second half of 2013 as compared to the same period in 2012.

Operating expenses

Our operating expenses decreased by 0.2% in the six-month period ended June 30, 2013 as compared to the same period in 2012, as a result of the net effect of:

•	A decrease of 1.6%, or COP25,738 million, in our selling expenses mainly due to: (i) a decrease in project expenditures of COP179,888 million; (ii) a decrease in net operational provisions of COP85,434 million; and (iii) a decrease in gas pipeline transport and freight charges of COP53,580 million as per the termination of third-party delivery gas contracts, which partially offset the increase of: (A) the expense on agreements with national military forces for reinforcement of security conditions; (B) taxes; and (C) customs operations.

•	An increase of 7.2%, or COP21,923 million, in our administrative expenses mainly due to higher labor costs, resulting from the increase in the staff of supporting areas and a regular salary increase.

Additionally, a reclassification was made to include the financial transactions tax (amounting to COP114 billion) and the equity tax (amounting COP476 billion) as operating expenses given that such expenditures are considered permanent or recurring and closely related to operations in Colombia. Consequently, the Nation’s General Accounting Office defined specific guidelines for the accounting of such taxes as operating expenses. This reclassification is retroactive to previous quarters.

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Non-operating income (expenses)

The following table sets forth our non-operating income (expenses) for the six-month periods ended June 30, 2013 and 2012.

	At June 30,
	2013	2012
Non-operating income (expenses):	(Pesos in millions) (unconsolidated, unaudited)
Financial income (expense), net	67,238	(258,597)
Pension expenses	(314,908)	(305,796)
Inflation gain	-	10,735
Other income (expenses), net	190,259	8,332
Results of Subsidiaries, net	433,188	410,616

Financial income (expense), net. Financial income (expense), net, includes foreign exchange gains and losses, valuation of investments, dividends received, interest paid, securities issuance expenses and profit from sale of investments. Financial income (expense), net, increased by COP325,835 million in the six-month period ended June 30, 2013, as compared to the same period in 2012, mainly due to a net exchange gain in 2013, due to the devaluation of the Colombian Peso in such period such that the accumulated exchange rate variation in the first half of 2013 stood at 9.1%. The increase was partially offset by: (i) an increase in our interest expense of COP12,171 million; and (ii) a decrease of COP41,312 million in the profit results of our portfolio investment valuation.

Pension expenses. Pension expenses increased by 3.0% in the six-month period ended June 30, 2013, as compared to the same period in 2012, mainly as a result of an increase in our health services expenses.

Other income (expenses), net. Other income (expenses), net, includes BOMT expenses, recovery of provisions, other revenues and other recoveries. Other expenses include legal and other provisions and taxes unrelated to income. Our net expenses increased to COP181,927 million the six-month period ended June 30, 2013, as compared to the same period in 2012, mainly due to the increase in profit from divesting the “El Difícil”, “Guarimena” and “Entrerríos” fields related to the transfer of rights and the retirement of such assets as of June 2013.

Income before income tax

Income before income taxes decreased by 12.7% in the six-month period ended June 30, 2013, as compared to the same period in 2012, as a result of the facts mentioned above.

Income tax

Income tax decreased by 6.3% in the six-month period ended June 30, 2013, as compared to the same period in 2012, as a result of lower income before income tax. For the first half of year 2013, the effective rate was 35%.

Net Income

As a result of the foregoing, net income decreased by 15.8% in the six-month period ended June 30, 2013 compared to the same period in 2012.

Results of operations for the six-month period ended June 30, 2013 compared to the six-month period ended June 30, 2012 of Ecopetrol’s main subsidiaries.

Refinería de Cartagena S.A. In the six-month period ended June 30, 2013, Refinería de Cartagena S.A.’s (“Reficar”) recorded a net loss of COP163.9 billion, as compared to a net loss of COP52.8 billion in the same period of 2012.  This increase in net loss was primarily attributable to the losses from foreign exchange variations compared to the gains from foreign exchange variations in the same period of 2012.

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Reficar’s local sales of refined products in the six-month period ended June 30, 2013 increased by 8% as compared to the same period of 2012, primarily as a result of no unscheduled turnarounds during the first half of the year, whereas the same period of 2012 was characterized by production constraints due to the shutdown at the cracking unit that lasted longer than expected. Reficar’s foreign sales of refined products remained constant in the six-month period ended June 30, 2013 as compared to the same period of 2012.

Reficar’s cost of sales in the six-month period ended June 30, 2013 decreased by 1.9% as compared to the same period of 2012, primarily as a result of a decrease in the price of the crude diet.

With respect to Reficar’s expansion and modernization project, it was 82.4% complete as of June 30, 2013. The progress of each of the work streams is detailed below:

Work Stream	Percentage Complete

Detail Engineering	100.0%
Procurement	99.2%
Module Construction	100.0%
Construction (began October 2011)	56.7%

Cenit Transporte y Logística de Hidrocaburos S.A.S. In June 2012, we incorporated Cenit as a wholly-owned subsidiary specializing in logistics and transportation of hydrocarbons within Colombia. With the incorporation of Cenit, we aim to enhance the strategic and logistical framework of Colombia’s oil industry in response to the increase in hydrocarbon production and higher sales of crudes and refined products, both within Colombia and on the international markets. Cenit is expected to operate with an open model in which all interested parties will have the opportunity to access its transportation infrastructure. In October 2012, we transferred our direct interests in Oleoducto Central S.A. (Ocensa), Oleoducto de Colombia (ODC), Oleoducto Bicentenario de Colombia S.A.S., Oleoducto de los Llanos Orientales S.A. (ODL) and Societal Colombiana de Servicios Mortuaries S.A. (Serviport) to Cenit. In April 2013 we completed the transfer of our hydrocarbon transport and logistics assets to Cenit for a total amount in 2013 of COP12.1 billion (fixed assets plus valuation). Cenit currently transports not only our production of crude oil and refined products but also third party production of crude oil and refined products.

In the six-month period ended June 30, 2013, Cenit recorded a net income of COP415.4 billion driven mainly by the positive results of its subsidiaries, particularly Ocensa S.A.

Cenit’s total revenues in the six-month period ended June 30, 2013 totaled COP635.9 billion, of which 48% represented revenues from transporting our volumes of crude oil and refined products and 52% represented revenues from transporting third party volumes.

Cenit’s cost of sales in the six-month period ended June 30, 2013 totaled COP455.7 billion. The main driver behind Cenit’s cost of sales is the operation and maintenance contract it has with us.

Consolidated Results of Operations

Under Colombian Government Entity GAAP, we have no obligation to prepare consolidated interim financial statements and are only required to consolidate our year-end financial statements.  As a result, we present the following information for illustrative purposes.

As a result of acquisitions we have made since 2008 (including our acquisitions of controlling interests in Polipropileno del Caribe S.A., Offshore International Group Inc., Oleoducto Central S.A., Hocol Petroleum Limited, Reficar and Equion Energia Limited), our unconsolidated results of operations and our consolidated results of operations have begun to show differences. In particular, the reacquisition of the 51% interest in Reficar from Glencore International A.C. in May 2009 did result in a significant difference between our consolidated and unconsolidated financial statements.  On an unconsolidated basis, we record sales of crude oil and gas to Reficar but we do not record sales of products from Reficar.  Sales of crude oil to Reficar account for substantially all of our unconsolidated local crude oil sales.  However, on a consolidated basis, sales of crude oil and gas to Reficar are eliminated through consolidation and thus are not recorded as revenues, while sales of products from Reficar to unrelated third parties are recorded as revenues.

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Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the six-month period ended June 30, 2013 were cash flows from operations amounting to COP30.7 trillion and cash and cash equivalents. Our principal uses of liquidity in the six-month period ended June 30, 2013 included taxes, capital expenditures and dividend payments.

For 2013, major cash needs include planned capital expenditures amounting to approximately USD9.5 billion of which approximately 18% corresponds to exploration activities and acquisition of reserves, 44% corresponds to production activities and the remainder to other activities.

In May 2013, we entered into a new COP1.84 trillion (approximately USD1.0 billion) loan with a syndicate of seven Colombian banks, due in May 2025, the proceeds of which were partially used to completely repay our then existing loan with a syndicate of 11 Colombian banks originally due in May 2016 (COP1.1 trillion which was outstanding as of March 31, 2013). The interest rate under the new facility equals the fixed term deposit rate (DTF) plus an additional 2.5% (the anticipated quarterly interest rate).  Amortization is bi-annual under the loan. The new loan facility offers better terms than the previous loan facility because it: (i) reduced our interest rate from DTF plus an additional 4% to DTF plus an additional 2.5%; (ii) does not carry any guarantees while the previous facility was guaranteed by our direct stock in Hocol Petroleum Limited, Polipropileno del Caribe S.A. and Offshore International Group, which amounted to COP3.2 billion as of December 30, 2012; (iii) has a longer maturity to 2025 as opposed to the 2016 maturity of the previous facility; and (iv) grants us a three-year grace period for principal amortizations.

Use of Funds

Capital Expenditures

We plan to meet our budgeted capital expenditures for the next two to three years mainly through existing cash on hand and cash from operating activities. We also expect to access local and international financial markets to fund part of our capital expenditures.

Cash from operating activities

Net cash provided by operating activities decreased by 52% in the six-month period ended June 30, 2013, as compared to the same period in 2012, mainly due to:

•	A decrease of COP1.2 trillion in our net income, mainly due to the 0.5% decrease in total sales and the 11.6% increase in cost of sales. As noted above, this increase in cost of sales is primarily the result of the increase in our hydrocarbon transportation services, higher inventory costs and higher costs of our contracted services in association contracts.

•	An increase of COP1.8 trillion in cash utilization in account receivables, mainly due to a higher advance of the equity tax of COP841,976 million and an increase in accounts receivables to related parties.

•	An increase in payments to suppliers evidenced by a higher cash utilization in accounts payable in the six month period ended June 30, 2013 as compared to the same period in 2012.

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Cash used in investing activities

In the six month period ended June 30, 2013, net cash used in investing activities decreased to COP0.2 trillion as compared to COP4 trillion in the same period in 2012. This decrease is primarily the result of: (i) a decrease of COP2 trillion in our investments in securities; (ii) an increase of COP1 trillion in cash received due to the redemption of certain of our securities held for investment; (iii) a decrease of COP0.7 trillion in investments in our transportation business as per its transfer to Cenit in the first half of 2013, as previously mentioned above; and (iv) an increase of COP0.1 trillion in cash received due to the divestment of our interests in the “El Difícil”, “Guarimena” and “Entrerríos” fields related to the transfer of rights and the retirement of such assets.

Cash used in financing activities

Net cash used in financing activities increased by COP1.4 trillion in the six-month period ended June 30, 2013, as compared to the same period in 2012, primarily due  to an increase of COP1.9 trillion in dividend payments, which was partially offset by an increase in financial obligations of COP469.8 billion resulting from (i) an increase of COP284.9 billion from entering into the syndicated loan previously mentioned above; and (ii) a decrease of COP184.9 billion in principal repayments as we have had no principal repayments under our new loan facility given the three-year grace period for principal amortizations and we repaid our previous loan facility under which we did make principal amortizations during the first half of 2012.

Dividends

On March 21, 2013, our shareholders at the ordinary general shareholders’ meeting approved dividends for the fiscal year ended December 31, 2012 amounting to COP11,964,959 million, divided into an ordinary dividend of COP255.00 per share and an extraordinary dividend of COP36.00 per share. Dividends declared were paid in a lump sum to minority shareholders in April 2013. Dividends declared were or will be paid to the Nation according to the payment schedule set forth below:

Month and Year of Payment	Total Dividend per Share (in COP)

April 2013	43.42
September 2013(1)	43.42
October 2013(1)	43.42
November 2013(1)	43.42
December 2013(1)	81.30
January 2014(1)	36.00

______________

(1) Estimated month of payment.

Subsequent Events

On August 27, 2013, we issued an aggregate principal amount of COP900 billion of our C Series Bonds in the local market. Our C Series Bonds are Colombian Peso-denominated variable CPI rate bonds. The bonds were issued at maturity dates ranging from five, 10, 15 and 30 years and carry interest rates ranging from CPI+3.79%, CPI+4.60%, CPI+4.90% and CPI+5.15%, respectively. The bonds amortize at maturity and interest payments will be made semi-annually. We will use the net proceeds from this bond issuance to fund our investment plan.

For a description of other subsequent events, please see Note 32 to our unaudited unconsolidated interim financial statements as filed with the SEC on Form 6-K on August 30, 2013.

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Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	drilling and exploration activities;

•	future production rates;

•	import and export activities;

•	liquidity, cash flow and uses of cash flow;

•	projected capital expenditures;

•	dates by which certain areas will be developed or will come on-stream; and

•	allocation of capital expenditures to exploration and production activities.

Actual results are subject to certain factors out of our control and may differ materially from the anticipated results. These factors may include the following:

•	changes in international crude oil and natural gas prices;

•	competition;

•	limitations on our access to sources of financing;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	natural disasters;

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

Most of these statements are subject to risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially from projected results. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.